Exhibit 99.1

No. 28/09

IAMGOLD & AVNEL GOLD ANNOUNCE OPTION AGREEMENT ON THE
KALANA GOLD PROJECT

Toronto, Ontario, August 11, 2009 – IAMGOLD Corporation (“IAMGOLD”) and Avnel Gold Mining Limited (“Avnel”) have entered into an option agreement (the “Option Agreement”) whereby IAMGOLD has the option to acquire up to an initial 51% interest in Avnel’s 80% interest in Société d’Exploitation de Mines d’Or de Kalana (the “Kalana project”) in Mali, West Africa.  All amounts shown are in US dollars unless otherwise indicated.

The Kalana project is located in southwest Mali and consists of the Kalana Gold Mine, an operating underground gold mine and an exploration property covering 387.4 km2 with a 30 year mining exploitation permit (the “Permit Area”).  The Kalana project is owned by Avnel (80%) and the Malian Government (20%).  The property has a developed mine site consisting of a small underground mine operation exploiting narrow, high-grade, quartz veins.  The agreement announced today provides the opportunity to explore the potential for a sizeable bulk mining operation at Kalana, drawing on IAMGOLD’s expertise and experience with similar operations in West Africa.

Michael Donnelly, Senior Vice President of Exploration at IAMGOLD stated, “Kalana represents an outstanding opportunity for IAMGOLD to explore a strong gold mineralized system with the view of realizing the large-scale, bulk mineable potential.  Opportunities of this nature are few and far between and Kalana is a natural fit with IAMGOLD’s long-term strategic objectives to develop a strong pipeline of projects in our focus areas of West Africa, Quebec, and the Guiana Shield.”

The Option Agreement provides IAMGOLD the opportunity to earn an initial 51% interest in Avnel’s share of the Kalana project by spending US$11,000,000 on exploration activities over a three year period and by delivering a NI 43-101 resource calculation of at least 2 million ounces of gold as well as proceeding with a Feasibility Study.  IAMGOLD has the option to increase its interest from 51% to 65 or 70% upon delivering a Feasibility Study that supports the development of a gold mine.  In connection with entering into the Option Agreement, IAMGOLD will pay Avnel $1 million in cash and Avnel will issue IAMGOLD warrants to acquire up to 2 million common shares of Avnel at an exercise price of C$0.45 per share.

Howard Miller, CEO of Avnel issued a statement that "This agreement represents a significant milestone in the development of Kalana and fulfills our goal to advance the project into a large scale bulk mining operation, as well as further exploring the large geologically prospective Permit Area.  We believe that working together, IAMGOLD and Avnel have the capability to fully explore the upside potential at Kalana.  This partnership leverages Avnel’s considerable investment in the project to date and will benefit both of our shareholders through IAMGOLD’s extensive West African expertise.”

There has been a long history of gold exploration and mining on the Kalana project that focused on rich, narrow, shallow-dipping quartz veins that occur within a broader mineralized system. This broader system, and other satellite zones on the property, have not been evaluated in systematic detail and will be the focus of IAMGOLD’s exploration program.  IAMGOLD is planning to carry out an initial $2.5 million drill program in the first year of the agreement that includes at least 6,500 metres of drilling.  This initial program will be designed to test the extent and nature of gold mineralization in the halo of high grade veins that are currently being exploited at the Kalana Gold Mine, as well as other mineralized structures in the mine area.

ABOUT AVNEL

Avnel is a gold mining producing company operating the Kalana Gold Mine and is engaged in the exploration of the Kalana Exploitation Permit and Fougadian exploration permit.

Avnel's principal asset is an 80% interest in Société d'Exploitation des Mines d'Or de Kalana (“SOMIKA”). SOMIKA is the holder of a 30 year exploitation permit at the operating Kalana Gold Mine in south west Mali.  Avnel also holds the Fougadian exploration permit covering an area of 150 sq. km. which lies to the south of the main Kalana exploitation permit.

ABOUT IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing approximately one million ounces from 7 mines on 3 continents.  They are focused on growth and have a pipeline of development and exploration projects.  IAMGOLD is uniquely positioned, with a strong financial base, together with the management and operations expertise to execute on their aggressive growth objectives.  IAMGOLD’s regions of focus include West Africa, the Guiana Shield of South America and Quebec, Canada.  IAMGOLD continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Michael Donnelly Senior Vice President, Exploration Tel: (416) 933-4731 Toll-free: 1 888 IMG-9999	Tamara Brown Director, Investor Relations Tel: (416) 360-4743 Toll-free: 1 888 IMG-9999

Please note:
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